SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. -------)

                	Devon Energy Corp.
------------------------------------------------------------------------
                         (Name of Issuer)

                               Common
------------------------------------------------------------------------
                     (Title of Class of Securities)

                             25179M103
------------------------------------------------------------------------
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
	Devon Energy Corp.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	20 North Broadway, Suite 1500
	Oklahoma City, OK 73102-8260
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECETED ADVISERS L.P. for
Abar Foundation
American Electric
APL Wrap
Atlanta Gas & Light
Atmos Energy
Avon Old Farms
AXP Partners
Bowne & Co.
Catholic Mutual
Champa Trust
CIBC Oppenheimer WRAP
Davis New York Venture
Davis VaraValue
Del Labs PenPl
Del Labs-Lacrss
DetroitLaborers
DNE Corp
Electrical Workers Annuity
Electrical Workers Pension
Emma Willard
Fishkind LLC
Galveston
Genesis Depreciation
Genesis Foundation
Genesis Pension
Georgia Corp
Gonzaga Univ
GrangeFT
Hathaway
Hirsch
Hoff Family Tr.
Lewis & Roca
Manulife Value
MassMutual Prt
MassMutual Var
Mattin A
Mattin B
McDonald Investments Wrap
Medcen
MennenFT
Mesirow Wrap
Methodist Home
MetLife SIP
Milder CP
Minn Retail
Morgan Keegan Wrap
Morgan Stanley Wrap
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
New England Zenith
NM Mutual
Noramco Davis
NYC Superior
Paine Webber Wrap
Piper Jaffrey Wrap
Plumbers & Pipefitters
Prudential SP
Prudential Wrap
Quadsan
Rappaport
Raymond James Wrap
RL Polk
Salomon Smith Barney Wrap
Scudder - SVS
Selected American Shares
Sicav Davis Value Fund
SS Barney Large Cap V
Stobie Creek
Suburban Propane
Sun America Style LCV
Sun America Style Select
SunAmerica Davis Venture Value
SunLifeValue
Tallahassee
Temple
Union Dale
Via
Volvo
Wallace Retire
Wellstar
Wood Gundy CIBC Wrap

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	25179M103
Item 3	FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned	 12,481,174	shares
Abar Foundation			 2,100
American Electric		 67,347
APL Wrap			 673,352
Atlanta Gas & Light		 12,853
Atmos Energy			 8,400
Avon Old Farms			 1,700
AXP Partners			 57,500
Bowne & Co.			 4,800
Catholic Mutual			 2,247
Champa Trust			 3,700
CIBC Oppenheimer WRAP		 23,795
Davis New York Venture		 7,261,343
Davis VaraValue			 92,700
Del Labs PenPl			 1,210
Del Labs-Lacrss			 110
DetroitLaborers			 19,900
DNE Corp			 1,400
Electrical Workers Annuity	 14,900
Electrical Workers Pension	 29,000
Emma Willard			 2,900
Fishkind LLC			 2,800
Galveston			 3,100
Genesis Depreciation		 4,200
Genesis Foundation		 1,600
Genesis Pension			 2,000
Georgia Corp			 26,100
Gonzaga Univ			 4,800
GrangeFT			 6,400
Hathaway			 3,600
Hirsch			 	 1,900
Hoff Family Tr.			 2,700
Lewis & Roca			 1,700
Manulife Value			 40,600
MassMutual Prt			 175,300
MassMutual Var			 11,000
Mattin A			 2,000
Mattin B			 2,000
McDonald Investments Wrap	 6,900
Medcen			 	 1,591
MennenFT			 7,300
Mesirow Wrap			 3,575
Methodist Home			 13,600
MetLife SIP			 15,800
Milder CP			 3,500
Minn Retail			 19,200
Morgan Keegan Wrap		 6,880
Morgan Stanley Wrap		 287,810
Mt. Sinai			 9,327
Mutual Protect			 1,883
NASD			 	 8,600
NASDRegulation			 11,558
NedsIsland			 6,031
New England Zenith		 303,158
NM Mutual			 3,500
Noramco Davis			 3,300
NYC Superior			 6,500
Paine Webber Wrap		 216,611
Piper Jaffrey Wrap		 14,940
Plumbers & Pipefitters		 2,455
Prudential SP			 30,800
Prudential Wrap 		 324,862
Quadsan			    	 3,347
Rappaport			 2,100
Raymond James Wrap		 45
RL Polk			  	 2,600
Salomon Smith Barney Wrap	 177,020
Scudder - SVS			 39,800
Selected American Shares	 1,860,421
Sicav Davis Value Fund		 104,873
SS Barney Large Cap V		 16,800
Stobie Creek			 7,200
Suburban Propane		 4,200
Sun America Style LCV		 11,727
Sun America Style Select	 14,939
SunAmerica Davis Venture Value	 828,126
SunLifeValue			 10,400
Tallahassee			 12,000
Temple			   	 963
Union Dale			 2,400
Via			 	 3,263
Volvo			 	 3,803
Wallace Retire			 13,800
Wellstar			 4,500
Wood Gundy CIBC Wrap		 145

	(b) Percent of class		9.90%
Abar Foundation			0.00%
American Electric		0.05%
APL Wrap			0.53%
Atlanta Gas & Light		0.01%
Atmos Energy			0.01%
Avon Old Farms			0.00%
AXP Partners			0.05%
Bowne & Co.			0.00%
Catholic Mutual			0.00%
Champa Trust			0.00%
CIBC Oppenheimer WRAP		0.02%
Davis New York Venture		5.76%
Davis VaraValue			0.07%
Del Labs PenPl			0.00%
Del Labs-Lacrss			0.00%
DetroitLaborers			0.02%
DNE Corp			0.00%
Electrical Workers Annuity	0.01%
Electrical Workers Pension	0.02%
Emma Willard			0.00%
Fishkind LLC			0.00%
Galveston			0.00%
Genesis Depreciation		0.00%
Genesis Foundation		0.00%
Genesis Pension			0.00%
Georgia Corp			0.02%
Gonzaga Univ			0.00%
GrangeFT			0.01%
Hathaway			0.00%
Hirsch				0.00%
Hoff Family Tr.			0.00%
Lewis & Roca			0.00%
Manulife Value			0.03%
MassMutual Prt			0.14%
MassMutual Var			0.01%
Mattin A			0.00%
Mattin B			0.00%
McDonald Investments Wrap	0.01%
Medcen				0.00%
MennenFT			0.01%
Mesirow Wrap			0.00%
Methodist Home			0.01%
MetLife SIP			0.01%
Milder CP			0.00%
Minn Retail			0.02%
Morgan Keegan Wrap		0.01%
Morgan Stanley Wrap		0.23%
Mt. Sinai			0.01%
Mutual Protect			0.00%
NASD				0.01%
NASDRegulation			0.01%
NedsIsland			0.00%
New England Zenith		0.24%
NM Mutual			0.00%
Noramco Davis			0.00%
NYC Superior			0.01%
Paine Webber Wrap		0.17%
Piper Jaffrey Wrap		0.01%
Plumbers & Pipefitters		0.00%
Prudential SP			0.02%
Prudential Wrap 		0.26%
Quadsan				0.00%
Rappaport			0.00%
Raymond James Wrap		0.00%
RL Polk				0.00%
Salomon Smith Barney Wrap	0.14%
Scudder - SVS			0.03%
Selected American Shares	1.48%
Sicav Davis Value Fund		0.08%
SS Barney Large Cap V		0.01%
Stobie Creek			0.01%
Suburban Propane		0.00%
Sun America Style LCV		0.01%
Sun America Style Select	0.01%
SunAmerica Davis Venture Value	0.66%
SunLifeValue			0.01%
Tallahassee			0.01%
Temple				0.00%
Union Dale			0.00%
Via				0.00%
Volvo				0.00%
Wallace Retire			0.01%
Wellstar			0.00%
Wood Gundy CIBC Wrap		0.00%

	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.   12,481,174

	(ii)  shared power to vote to direct the vote

			N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	 12,481,174
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2002